UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Anacor Pharmaceuticals Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

032420101

(CUSIP Number)

PAUL H. KLINGENSTEIN

ABERDARE VENTURES

ONE EMBARCADERO CENTER, SUITE 4000

SAN FRANCISCO, CALIFORNIA 94111

TELEPHONE: (415) 392-7442

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 19, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.

CUSIP No. 032420101	13D

1.	Name of Reporting Persons Aberdare Ventures II, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 875,967 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 875,967 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 875,967 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 2.1% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by Aberdare Ventures II, L.P. (“Aberdare II”), Aberdare Ventures II (Bermuda), L.P. (“Aberdare II Bermuda”), Aberdare II Annex Fund, L.P. (“Aberdare II Annex”) and Aberdare GP II, L.L.C. (“Aberdare GP II,” together with Aberdare II, Aberdare II Bermuda, and Aberdare II Annex, collectively, the “Aberdare Entities”) and Paul H. Klingenstein (“Klingenstein,” together with the Aberdare Entities, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 661,158 shares of Common Stock held by Aberdare II; (ii) 199,822 shares of Common Stock held by Aberdare II Annex; and (iii) 14,987 shares of Common Stock held by Aberdare II Bermuda. Aberdare GP II serves as the general partner of Aberdare II, Aberdare II Bermuda and Aberdare II Annex. Aberdare GP II owns no securities of the Issuer directly.
(3)	This percentage is calculated based upon 40,745,566 shares of the Issuer’s Common Stock (outstanding as of October 31, 2013), based on disclosure in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2013, filed with the SEC on November 8, 2013.

2.

CUSIP No. 032420101	13D

1.	Name of Reporting Persons Aberdare II Annex Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 875,967 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 875,967 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 875,967 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 2.1% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 661,158 shares of Common Stock held by Aberdare II; (ii) 199,822 shares of Common Stock held by Aberdare II Annex; and (iii) 14,987 shares of Common Stock held by Aberdare II Bermuda. Aberdare GP II serves as the general partner of Aberdare II, Aberdare II Bermuda and Aberdare II Annex. Aberdare GP II owns no securities of the Issuer directly.
(3)	This percentage is calculated based upon 40,745,566 shares of the Issuer’s Common Stock (outstanding as of October 31, 2013), based on disclosure in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2013, filed with the SEC on November 8, 2013.

3.

CUSIP No. 032420101	13D

1.	Name of Reporting Persons Aberdare Ventures II Bermuda, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 875,967 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 875,967 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 875,967 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 2.1% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 661,158 shares of Common Stock held by Aberdare II; (ii) 199,822 shares of Common Stock held by Aberdare II Annex; and (iii) 14,987 shares of Common Stock held by Aberdare II Bermuda. Aberdare GP II serves as the general partner of Aberdare II, Aberdare II Bermuda and Aberdare II Annex. Aberdare GP II owns no securities of the Issuer directly.
(3)	This percentage is calculated based upon 40,745,566 shares of the Issuer’s Common Stock (outstanding as of October 31, 2013), based on disclosure in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2013, filed with the SEC on November 8, 2013.

4.

CUSIP No. 032420101	13D

1.	Name of Reporting Persons Aberdare GP II, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 875,967 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 875,967 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 875,967 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 2.1% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 661,158 shares of Common Stock held by Aberdare II; (ii) 199,822 shares of Common Stock held by Aberdare II Annex; and (iii) 14,987 shares of Common Stock held by Aberdare II Bermuda. Aberdare GP II serves as the general partner of Aberdare II, Aberdare II Bermuda and Aberdare II Annex. Aberdare GP II owns no securities of the Issuer directly.
(3)	This percentage is calculated based upon 40,745,566 shares of the Issuer’s Common Stock (outstanding as of October 31, 2013), based on disclosure in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2013, filed with the SEC on November 8, 2013.

5.

CUSIP No. 032420101	13D

1.	Name of Reporting Persons Paul H. Klingenstein
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 135,446 shares of Common Stock (2)
	8.	Shared Voting Power 875,967 shares of Common Stock (3)
	9.	Sole Dispositive Power 135,446 shares of Common Stock (2)
	10.	Shared Dispositive Power 875,967 shares of Common Stock (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,011,413 shares of Common Stock (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 2.4% (4)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) a fully vested stock option for 66,250 shares, of which 3,750 shares have vested or will vest within 60 days from the date of this filing, (ii) 63,213 shares of Common Stock with respect to which Klingenstein has sole voting power, and (iii) 2,233 shares of Common Stock held by The Klingenstein-Bole 2003 Irrevocable Children’s Trust, a trust controlled by and for the benefit of Klingenstein and one or more of Klingenstein’s family members.
(3)	Includes (i) 661,158 shares of Common Stock held by Aberdare II; (ii) 199,822 shares of Common Stock held by Aberdare II Annex; and (iii) 14,987 shares of Common Stock held by Aberdare II Bermuda. Klingenstein serves as Manager of Aberdare GP II, which serves as the general partner of Aberdare II, Aberdare II Bermuda and Aberdare II Annex. Klingenstein has voting and investment control over the shares owned by Aberdare II, Aberdare II Bermuda and Aberdare II Annex, and may be deemed to beneficially own the shares held by Aberdare II, Aberdare II Bermuda and Aberdare II Annex.
(4)	This percentage is calculated based upon 40,745,566 shares of the Issuer’s Common Stock (outstanding as of October 31, 2013), based on disclosure in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2013, filed with the SEC on November 8, 2013.

6.

Explanatory Note

This Amendment No. 1 (the “Amendment”) to the statement on Schedule 13D is being filed by the Reporting Persons (as defined below) and amends and restates the Schedule 13D filed with the Securities and Exchange Commission on December 9, 2010 (the “Original Schedule 13D”), and relates to shares of Common Stock, $0.001 par value per share (“Common Stock”), of Anacor Pharmaceuticals Inc., a Delaware corporation (the “Issuer”). This Amendment is being filed by the Reporting Persons to report the distribution of shares of Common Stock of the Issuer on February 19, 2014. Accordingly, the number of securities beneficially owned by the Reporting Persons has decreased as described in Item 3 below.

Items 4, 5 and 7 of the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

On February 19, 2014, the Reporting Persons distributed in kind an aggregate of 875,969 shares of Common Stock held by the Reporting Persons on a pro rata basis to their respective partners and members.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)(b) The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Shares Held Directly (1)	Sole Voting Power (1)	Shared Voting Power (1)	Sole Dispositive Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1, 3)
Aberdare II	661,158	0	875,967	0	875,967	875,967	2.1%
Aberdare II Bermuda	14,987	0	875,967	0	875,967	875,967	2.1%
Aberdare II Annex	199,822	0	875,967	0	875,967	875,967	2.1%
Aberdare GP II (2)	0	0	875,967	0	875,967	875,967	2.1%
Klingenstein	135,446	135,446	875,967	135,446	875,967	1,011,413	2.4%

(1)	Represents the number of shares of Common Stock currently underlying all Securities held by the Reporting Person.
(2)	Klingenstein serves as Manager of Aberdare GP II, which serves as the general partner of Aberdare II, Aberdare II Bermuda and Aberdare II Annex. Aberdare GP II owns no securities of the Issuer directly. Klingenstein has voting and investment control over the shares owned by Aberdare II, Aberdare II Bermuda and Aberdare II Annex, and may be deemed to beneficially own the shares held by Aberdare II, Aberdare II Bermuda and Aberdare II Annex.
(3)	This percentage is calculated based upon 40,745,566 shares of the Issuer’s Common Stock (outstanding as of October 31, 2013), based on disclosure in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2013, filed with the SEC on November 8, 2013.

(c) On February 19, 2014, the Reporting Persons distributed in kind the following shares of Common Stock on a pro rata basis to their respective partners and members:

Reporting Persons	Number of Shares Distributed
Aberdare II	661,159
Aberdare II Bermuda	14,987
Aberdare II Annex	199,823

7.

By virtue of the foregoing distributions, Klingenstein received an aggregate of 5,212 shares of Common Stock. The Klingenstein-Bole 2003 Irrevocable Children’s Trust (the “Trust”) received an aggregate of 2,233 shares of Common Stock. Klingenstein is a trustee of the Trust.

(d) Not applicable.

(e) As of February 19, 2014, the Reporting Persons ceased to be beneficial owners of more than 5% of the issued and outstanding Common Stock of the Issuer. The reporting obligations of the Reporting Persons with respect to the Common Stock pursuant to Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder are therefore terminated.

Item 7.	Material to Be Filed as Exhibits

A. Agreement regarding filing of joint Schedule 13D.

8.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 2014

/s/ Paul H. Klingenstein
Paul H. Klingenstein

ABERDARE VENTURES II, L.P.
By its General Partner, Aberdare GP II, L.L.C.

By:	/s/ Paul H. Klingenstein
Paul H. Klingenstein
Manager

ABERDARE VENTURES II (BERMUDA), L.P.
By its General Partner, Aberdare GP II, L.L.C.

By:	/s/ Paul H. Klingenstein
Paul H. Klingenstein
Manager

ABERDARE II ANNEX FUND, L.P.
By its General Partner, Aberdare GP II, L.L.C.

By:	/s/ Paul H. Klingenstein
Paul H. Klingenstein
Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

9.

SCHEDULE I

Managers:

Paul H. Klingenstein

c/o Aberdare Ventures

One Embarcadero Center, Suite 4000

San Francisco, California 94111

Principal Occupation:

    Manager of Aberdare GP II, which serves as the general partner of Aberdare II, Aberdare II Bermuda and Aberdare II Annex

Citizenship:

    United States of America

John H. Odden

c/o Aberdare Ventures

One Embarcadero Center, Suite 4000

San Francisco, California 94111

Principal Occupation:

    Manager of Aberdare GP II, which serves as the general partner of Aberdare II, Aberdare II Bermuda and Aberdare II Annex

Citizenship:

    United States of America

Dan Kisner

c/o Aberdare Ventures

One Embarcadero Center, Suite 4000

San Francisco, California 94111

Principal Occupation:

    Manager of Aberdare GP II, which serves as the general partner of Aberdare II, Aberdare II Bermuda and Aberdare II Annex

Citizenship:

    United States of America

Sami Hamade

c/o Aberdare Ventures

One Embarcadero Center, Suite 4000

San Francisco, California 94111

Principal Occupation:

    Manager of Aberdare GP II, which serves as the general partner of Aberdare II, Aberdare II Bermuda and Aberdare II Annex

Citizenship:

    United States of America

10.

EXHIBIT INDEX

A. Agreement regarding filing of joint Schedule 13D.

11.